UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LogicBio Therapeutics, Inc.

File No. 1-38707 - CF#37468

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LogicBio Therapeutics, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 1, 2019.

Based on representations by LogicBio Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.3   through April 1, 2032

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Robert Errett
       Chief, Disclosure Management Office